NEWS            from          H. L. LANZET, INC.

                                          12 Hull Street
                                          Oceanside, NY 11572
                                          (212) 687-0061 o  (516) 763-1668
                                          Fax: (212) 687-5804 o (516) 763-1626

==============================================================================

FOR IMMEDIATE RELEASE

CONTACT:  A. Lyndon-Skeggs     Tim Johnson         H.L. LANZET, INC.
          TownPages            Countrywide         Herbert Lanzet/DeeDee Lanzet
          011-44 1420 543468   011-44 1295 224400  212-687-0061
                                                   Lanzet@aol.com

TOWNPAGESNET.COM PLC ACQUIRES BOWDEN PUBLISHING FOR $4.1 MILLION

ALTON, ENGLAND OCTOBER 7, 1999 --- TownPagesNet.com plc (AMEX:TPN), a provider of Internet-based on-line information services in the UK, has acquired Bowden Publishing for approximately US$4.1 million payable in TownPages' common stock.

Based in Newcastle-upon-Tyne, Bowden publishes the well-known Internet-based Local Authority & Public Service `Buyers Guide' (www.buyersguide.co.uk), which attracts in excess of 2,500 advertisers annually. Bowden was founded in October, 1996 by brother and sister team, Lucy and John Bowden, together with Jed McEwan. Since its formation, the company has grown from two to 30 employees and built up an impressive blue-chip client list including Microsoft (NASDAQ:MSFT), Coca-Cola (NYSE:KO), IBM (NYSE:IBM) and Canon (NASDAQ:CANNY), together with a wide range of telecommunications companies.

TownPages' President, Andrew Lyndon-Skeggs, commented: "Bowden Publishing is a dynamic company with great potential. TownPages intends to enhance the Buyers Guide service by adding an e-commerce capability to its current advertising service. This service is a key business-to-business facility, which will help streamline local government on-line purchasing. Local government authorities' purchasing spend is currently worth in excess of US$650 billion per year. TownPages is extremely excited to be entering this marketplace."

The Bowden signing marks TownPages' second acquisition in less than a week. On September 24th, TownPages purchased Morbria Limited (www.graphicpalette.co.uk), for approximately US$5.2 million in TownPages common stock. Morbria specialises in the design of websites and advertising services.

Andrew Lyndon-Skeggs added: "TownPages is determined to become one of Europe's leading providers of on-line information and services. The Bowden deal confirms our commitment to growth."

TownPagesNet.com plc owns Town Pages UK Ltd., which operates TownPages(R), an interactive service providing comprehensive, up-to-date, locally focused information about specific towns and cities in the United Kingdom in a graphically pleasing format. On May 5th, 1999, the company consummated the initial public offering of its securities in the US for gross proceeds of $22,000,000.

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"Safe Harbor" statement under the Private Securities Litigation Reform Act of
1995: This release contains forward-looking statements that are subject to risks and uncertainties including, but not limited to, the impact of competitive products and pricing, product demand and market acceptance, reliance on key strategic alliances, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.

TownPages(R)' website can be found at www.TownPages.co.uk
For further press information, please contact: Tony Yorke / Ian Taylor, Countrywide Porter Novelli, Tel: 01295 224400, Fax: 01295 224444
E-mail: tony.yorke@cpn.co.uk / ian.taylor@cpn.co.uk

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